FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified on 23 March 2004 that Lehman Brothers International (Europe) had a notifiable interest as at 19 March 2004 in 340,041,391 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.06% of the ordinary shares in issue.

A copy of the letter of notification, is quoted below.

P A Stafford

Assistant Group Secretary

HSBC Holdings plc

Letter to HSBC Holdings plc dated 23 March 2004 from Anthony Allen, Compliance Department - Europe, Lehman Brothers International (Europe)

"Dear Sir/Madam,

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 19th March, 2004, Lehman Brothers International (Europe) had an interest in 340,041,391 ordinary shares of HSBC Holdings Plc (the "Company"). This represents 3.06% of the outstanding share capital of the Company.

Yours faithfully

For & on behalf of Lehman Brothers

Anthony Allen

Compliance Department - Europe"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: March 24, 2004